8050 SW 10th Street • Suite 2000 • Plantation, Florida 33324
954.652.7000 • 800.515.3238 • fax 954.652.7899 • TradeStation.com

MEMBER OF MONEX GROUP

TradeStation Securities, Inc. Compliance Report

TradeStation Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). As required by 17 C.F.R. § 240.17a-5(d) (1) and (3), the Company states as follows:

(1) The Company has established and maintained Internal Control Over Compliance, as that term is defined in paragraph (d)(3)(ii) in 17 C.F.R. §240.17a-5.

(2) The Company's Internal Control Over Compliance was effective during the most recent fiscal year ended March 31, 2017.

(3) The Company's Internal Control Over Compliance was effective as of the end of the most recent fiscal year ended March 31, 2017;

(4) The Company was in compliance with 17 C.F.R. § 240.15c3-1 and 17 C.F.R. §240.15c3-3(e) as of the end of the most recent fiscal year ended March 31, 2017; and

(5) The information the Company used to state that the Company was in compliance with 17 C.F.R. §240.15c3-1 and 17 C.F.R. §240.15c3-3(e) was derived from the books and records of the Company.

TradeStation Securities, Inc.

I, Herbert Walton, affirm that, to my best knowledge and belief, this Compliance Report is true and correct.



By:

Title Chief Compliance Officer

May 26, 2017